Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director Shareholding
Released	14:40 05-Apr-05

RNS Number:6484K
Wolseley PLC
05 April 2005

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr C A S Hornsby, who is responsible for the Company's US Plumbing and Heating Division and who will become Chief Executive, North America from 1 August 2005, has today exercised and sold at a price of 1116p per share, the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme. Mr Hornsby now holds at total of 68,417 ordinary shares.

Director's Name	No. of options	Exercise price	Total no	Date of
	exercised	per share	shares of	transactions
		(in pence)	acquired/sold

Mr C.A.S.Hornsby	60,400	467.00	60,400	05.04.2005

FURTHER INFORMATION:

Wolseley plc

Tel: 0118 929 8700
Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END